                                                                    EXHIBIT 99.4

                      [LETTERHEAD OF RYDER SCOTT COMPANY]

                                  June 5, 1995



Barrett Resources Corporation
1125 Seventeenth Street, Suite 2400
Denver, Colorado 80202

Gentlemen:

          Pursuant to your request, we have reviewed your estimates of the net proved reserves attributable to the interests of Barrett Resources Corporation (referred to herein as the "Company") as of March 31, 1995. For this review the reserves as of September 30, 1994 were mechanically adjusted for production to March 31, 1995 and revisions were made for any interest changes and reserve clanssifications to the existing properties. Ryder Scott Company has reviewed the reserves associated with the Rulison Field Area in Garfield County, Colorado and the North Waltman Area in Natrona County, Wyoming because of the significant changes in the reserves associated with these two fields since September 30, 1994. Ryder Scott has not reviewed any additional production data after the September 30, 1994 review for any wells that were not included in the Rulison Field or the North Waltman Area. Barrett Resources Corporation has represented to Ryder Scott Company that the net reserves associated with their Oklahoma properties may have changed significantly on a well by well basis, but the total net reserves in Oklahoma are approximately the same after adjusting for production at March 31, 1995. Ryder Scott Company has not reviewed any of these revisions. The September 30, 1994 review consisted of approximately 500 wells, and reserves attributed to certain behind pipe zones and undeveloped locations which were evaluated by the reservoir engineering staff of Barrett Resources Corporation. The subject properties are located in the States of Arkansas, Colorado, New Mexico, North Dakota, Oklahoma, Texas and Wyoming. Based on your reserve estimates, the proved net reserves as of March 31, 1995 are presented below.

                                Reviewed
                          Proved Net Reserves
                Prepared by Barrett Reources Corporation
                          As of March 31, 1995
                ----------------------------------------

                  Liquid, Barrels            Gas, MMCF
                  ---------------            ---------
Developed              414,876                 94,387
Undeveloped            485,973                131,529
                       -------                -------
Total Proved           900,849                225,916


Barrett Resources Corportion
June 5, 1995
Page 2

          In general, it is our opinion that the methods and techniques used in preparing your report are in accordance with generally accepted procedures for the determination of reserves. Further, in our judgment, there was no evidence of bias in the application of the methods and techniques for estimating proved reserves, and that the total proved net reserves estimated would be within 10 percent of those estimated by Ryder Scott Company based on our September 30, 1994 review except for the Rulison Field Area and the North Waltman Area which we reviewed at March 31, 1995. However, on a well by well comparison, differences of greater than 10 percent may exist.

          Total proved developed reserves in the Grand Valley-Rulison Field Area, Garfield County, Colorado and the North Waltman Area in Natrona County, Wyoming have established significant proved undeveloped reserves. Because of the direct relationship between quantities of proved undeveloped reserves and development plans, we have included in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled. As with all reserves estimates, future development and performance data, as well as changes in the market prices of oil, condensate and gas may necessitate significant revisions in the estimates of reserves prepared at a future date for these wells and undeveloped locations.

          The proved reserves presented in your report comply with the Securities and Exchange Commission's Regulation S-X Part 210.4-10(a) as clarified by the Commission's Staff Accounting Bulletin No. 40, and are based on the following definitions and criteria:

               Proved reserves of crude oil, condensate, natural gas, or natural
               ---------------
          gas liquids are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing conditions. Reservoirs are considered proved if economic producibility is supported by actual production or formation tests. In certain instances, proved reserves may be assigned on the basis of a combination of core analysis and electrical and other type logs which indicate the reservoirs are analogous to reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. The area of a reservoir considered proved includes (1) that portion delineated by drilling and defined by fluid contacts, if any, and (2) the adjoining portions not yet drilled that can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of data of fluid contacts, the lowest known structural occurrence by hydrocarbons controls the lower proved limit of the reservoir. Proved reserves are estimates of hydrocarbons to be recovered from a given date forward. They may be revised as hydrocarbons are produced and additional data become available.
          Proved natural gas reserves consist of non-associated, associated and dissolved gas. An appropriate reduction in gas reserves has been made for the expected removal of natural gas liquids, for lease and plant fuel, and for the exclusion of non-hydrocarbon gases if they occur in significant quantities and are removed prior to sale. Reserves that can be produced economically through the application of established improved recovery techniques are included in the proved classification when these qualifications are met: (1) successful testing by a pilot project or the operation of an installed program in that reservoir or one in the immediate area with similar rock and fluid properties provides support for the engineering analysis on which the project or program was based, and (2) it is reasonably certain the project will proceed. Reserves to be recovered by improved recovery techniques that have yet to be established through repeated economically successful applications are included in the proved category only after successful testing by a pilot project or after the operation of an installed program in the reservoir provides support for the engineering analysis on which the project or program was based. Improved recovery includes all methods for supplementing natural

Barrett Resources Corporation
June 5, 1995
Page 3

          reservoir forces and energy, or otherwise increasing ultimate recovery from a reservoir, including (1) pressure maintenance, (2) cycling, and
          (3) secondary recovery in its original sense. Improved recovery also includes the enhanced recovery methods of thermal, chemical flooding, and the use of miscible and immiscible displacement fluids. Estimates of proved reserves do not include crude oil, condensate, natural gas, or natural gas liquids being held in underground storage. Depending on the status of development, these proved reserves are further subdivided into:

               (i) "developed reserves" which are those proved reserves reasonably expected to be recovered through existing wells with existing equipment and operating methods, including (a) "developed producing reserves" which are those proved developed reserves reasonably expected to be produced from existing completion intervals now open for production in existing wells, and (b) "developed non-producing reserves" which are those proved developed reserves which exist behind the casing of existing wells which are reasonably expected to be produced through these wells in the predictable future where the cost of making such hydrocarbons available for production should be relatively small compared to the cost of a new well; and

                 (ii) "undeveloped reserves" which are those proved reserves reasonably expected to be recovered from new wells on undrilled acreage, from existing wells where a relatively large expenditure is required and from acreage for which an application of fluid injection or other improved recovery technique is contemplated where the technique has been proved effective by actual tests in the area in the same reservoir or one with similar rock and fluid properties. Reserves from undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are included only where it can be demonstrated with reasonable certainty that there is continuity of production from the existing productive formation.

          The Company has interests in certain tracts which have substantial additional hydrocarbon quantities which cannot be classified as proved and consequently are not included herein. The Company has active exploratory and development drilling programs which in all likelihood will result in the reclassification of significant additional quantities to the proved category.

          Our reserve estimates are based upon a detailed study of the properties in which the Company has interests; however, we have not made any field examination of the properties. The Company informed us that it has furnished us all of the accounts, records, geological and engineering data and reports and other data as were required for our investigation. The ownership interests, prices and other factual data furnished to us in connection with our investigation were accepted as represented.

Barrett Resources Corporation
June 5, 1995
Page 4

          Neither Ryder Scott Company nor any of its employees has any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future cash inflows for the subject properties.

                                    Very truly yours,

                                    RYDER SCOTT COMPANY
                                    PETROLEUM ENGINEERS

                                    /s/ GARY KRIEGER

                                    Gary Krieger, P.E.
                                    Petroleum Engineer

GK:clb

APPROVED:

/s/ LARRY T. NELMS

Larry T. Nelms, P.E.
Senior Vice President